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                          October 19, 2020

       Zachary George
       Chief Executive Officer
       Sundial Growers Inc.
       #300, 919     11 Avenue SW
       Calgary, AB T2R 1P3

                                                        Re: Sundial Growers
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed October 13,
2020
                                                            File No. 333-249463

       Dear Mr. George:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Merritt Johnson, Esq.